EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement on Form S-3 and related Prospectus of PrivateBancorp, Inc. for the registration of $115,000,000 aggregate principal amount of its convertible senior notes and 3,219,724 shares of its common stock and to the incorporation by reference therein of our reports dated February 20, 2007, with respect to the consolidated financial statements of PrivateBancorp, Inc., PrivateBancorp, Inc. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of PrivateBancorp, Inc., included in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP

Chicago, Illinois
May 30, 2007